UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                   ElderTrust
                                (Name of Issuer)

                         Shares of Beneficial Interest,
                            $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    284560109
                      (CUSIP Number of Class of Securities)

                            North Star Partners, L.P.
                               181 Post Road West
                               Westport, CT 06880
                         Attention: Mr. Andrew R. Jones
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 26, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)


                              (Page 1 of 9 Pages)

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CUSIP No. 284560109                    13D                     Page 2 of 9 Pages
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         1.       NAME OF REPORTING PERSON: North Star Partners, L.P.
                  S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 133863788
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  WC (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 -0- (See Item 5)
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY                 569,200 shares (See Item 5)
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 -0- (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER
                                       569,200 shares (See Item 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,200 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4 % (See Item 5)
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  PN


                               (Page 2 of 9 Pages)

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CUSIP No. 284560109                    13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------


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         1.       NAME OF REPORTING PERSON: NS Advisors, LLC
                  S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 030439233
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  WC (SEE ITEM 3)
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CONNECTICUT
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 -0- (See Item 5)
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY                 569,200 shares (See Item 5)
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 -0- (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER
                                       569,200 shares (See Item 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,200 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4 % (See Item 5)
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  OO


                               (Page 3 of 9 Pages)

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CUSIP No. 284560109                    13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON: Andrew R. Jones
                  S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) |X|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                  PF (SEE ITEM 3)
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               NUMBER OF      7.       SOLE VOTING POWER
                SHARES                 11,300 shares (See Item 5)
                            ----------------------------------------------------
             BENEFICIALLY     8.       SHARED VOTING POWER
               OWNED BY                569,200 shares (See Item 5)
                            ----------------------------------------------------
            EACH REPORTING    9.       SOLE DISPOSITIVE POWER
                PERSON                 11,300 shares (See Item 5)
                            ----------------------------------------------------
                 WITH        10.       SHARED DISPOSITIVE POWER
                                       569,200 shares (See Item 5)
--------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,500 shares (See Item 5)
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                                                [  ]
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.5 % (See Item 5)
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                  IN


                               (Page 4 of 9 Pages)

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common shares of beneficial interest, $.01 par value per share (the "Common Stock"), of ElderTrust, a Maryland real estate investment trust with its principal executive offices located at 2711 Centerville Road, Suite 108, Wilmington, Delaware 19808 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by North Star Partners, L.P., a Delaware limited partnership (the "Partnership"), NS Advisors, LLC, a Connecticut limited liability company (the "LLC") and Andrew R. Jones, an individual and citizen of the United States ("Mr. Jones", and together with the Partnership and the LLC, the "Filers"). The LLC is the sole general partner of the Partnership and Mr. Jones is the sole manager of the LLC. The Partnership is in the principal business of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities. The business address of each of the Filers is 181 Post Road West, Westport, CT 06880.

         (d) and (e). During the last five years, none of the Filers has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership directly beneficially owns shares of Common Stock purchased from working capital from an investment fund, consisting of capital contributions from its partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities. Mr. Jones and the LLC each holds an indirect beneficial interest in the Common Stock directly beneficially owned by the Partnership. Mr. Jones also directly beneficially owns certain shares of Common Stock purchased from personal funds.

         As more fully described in Item 4 below, this Schedule is being filed pursuant to Rule 13d-1(e). The Filers beneficially own in the aggregate 580,500 shares of Common Stock.

ITEM 4. PURPOSES OF TRANSACTION.

         As indicated, this filing does not relate to a purchase of Common Stock. Each of the Filers initially purchased and has held their respective shares of Common Stock for investment purposes.

         On August 26, 2003, Mr. Jones sent a letter (the "Request") to the Chairman of the Issuer's Board of Trustees, requesting that the Issuer grant Mr. Jones a seat on the Issuer's Board of Trustees (the "Board of Trustees"). In the Request, Mr. Jones expressed his concern with respect to the business decisions being made by the Board of Trustees and his desire to be a part of the discussions of the Board of Trustees as to the future direction of the Issuer. The


                               (Page 5 of 9 Pages)

Partnership and the LLC each agree with and intend to support the Request. This Schedule 13D is being filed as a result of the Request. The Request is attached hereto as Exhibit 2.

         Each of the Filers expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. Each of the Filers reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, each of the Filers may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and applicable state securities or "blue sky" laws.

         Depending on factors deemed relevant by the Filers, including but not limited to changes in the Issuer's business or financial situation, each of the Filers reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this Item 4 of this Schedule 13D and any other actions as each of the Filers may determine.

Except as set forth above, none of the Filers has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(A) - (C) As of August 26, 2003, the Filers beneficially owned in the aggregate 580,500 shares of Common Stock, constituting approximately 7.5 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,711,811 shares outstanding on July 31, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned by each of the Filers:

                                                              APPROXIMATE
                                        NUMBER OF             PERCENTAGE OF
              NAME                      SHARES                OUTSTANDING SHARES
              ----                      ------                ------------------
              Partnership               569,200*              7.4%
              LLC                       569,200**             7.4%
              Mr. Jones                 11,300                0.0%

         * Mr. Jones and the LLC each holds an indirect beneficial ownership interest in these shares of Common Stock directly beneficially owned by the Partnership.

         ** Mr. Jones holds an indirect beneficial interest in these shares of Common Stock indirectly beneficially owned by the LLC.

                               (Page 6 of 9 Pages)

         The LLC is the sole general partner of the Partnership and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership beneficially owns. The LLC, as the sole general partner of the Partnership has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership beneficially owns.

         Mr. Jones is the sole manager of the LLC and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the LLC beneficially owns. Mr. Jones, as the sole manager of the LLC has the sole power to direct the voting and disposition of the shares of Common Stock that the LLC beneficially owns.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Filers assumes that they have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the Filers were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 580,500 shares of Common Stock, constituting approximately 7.5 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,711,811 shares outstanding on July 31, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003).

         The filing of this Schedule 13D and any future amendment by the any of the Filers shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of each of the Filers, except as described in this Schedule 13D, none of the Filers beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by any of the Filers.

         (d) No person, other than each of the Filers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filers are parties to a Joint Filing Agreement, dated as of August 26, 2003 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.


                               (Page 7 of 9 Pages)

         Except for the agreement described above and the relationships described herein, to the best knowledge of each of the Filers, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filers and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement, dated as of August 26, 2003, among the Partnership, the LLC and Mr. Jones.

Exhibit 2 Letter from Mr. Jones to the Chairman of the Issuer's Board of Trustees, dated August 26, 2003.



                               (Page 8 of 9 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 26, 2003

                                    NORTH STAR PARTNERS, L.P.

                                    By:    NS Advisors, LLC, general partner

                                           By:  /s/Andrew R. Jones
                                                ------------------------
                                                Andrew R. Jones, manager



                                    NS ADVISORS, LLC

                                    By:    /s/Andrew R. Jones
                                           ------------------------
                                           Andrew R. Jones, manager



                                   /s/Andrew R. Jones
                                   -----------------------------
                                   Andrew R. Jones, Individually



                               (Page 9 of 9 Pages)